[redacted]

NO ACT

DC

9-2-09

09012340

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

**September 3, 2009**

Act: 1940
Section: 7
Rule:
Public Availability: 9/3/2009

**Response of the Office of Chief Counsel**
**<u>Division of Investment Management</u>**

**Re: Emeriti Consortium for Retirement Health Solutions**
**Incoming letter dated September 2, 2009**

Based on the facts presented, the views of the Division of Corporation Finance and the Division of Investment Management (the "Divisions") are set forth below. Capitalized terms have the same meanings set forth in your letter.

The Division of Corporation Finance will not recommend enforcement action if, in reliance upon your opinion that registration is not required, Employee-Contribution VEBAs established by Educational and Education-Related Institutions offer and sell Participation Interests without compliance with the registration provisions of the 1933 Act and without registration of the Participation Interests under the Exchange Act.

Based on all of the facts and representations in your letter, the Division of Investment Management will not recommend enforcement action to the Commission under Section 7 of the 1940 Act against such an Employee-Contribution VEBA if the Employee-Contribution VEBA does not register as an investment company under the 1940 Act.

These positions are based on the representations made to the Divisions in your letter. Any different facts or conditions might require the Divisions to reach a different conclusion. Further, this response expresses the Divisions' positions on enforcement action only and does not express any legal conclusions on the questions presented.

For the Division of Corporation Finance,

Anne Krauskopf

Anne M. Krauskopf
Senior Special Counsel

For the Division of Investment Management,

Brian P. Murphy
Senior Counsel

Received SEC
SEP 03 2009
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2009

**Mail Stop 4546**

Steven D. Kittrell, Counsel
McGuire Woods LLP
Washington Square
1050 Connecticut Avenue, N.W., Suite 1200
Washington, DC 20036-5317

**Re: Emeriti Consortium for Retirement Health Solutions**

Dear Mr. Kittrell:

In regard to your letter of September 2, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Anne Krauskopf for

Thomas J. Kim
Chief Counsel & Associate Director

McGuireWoods LLP
Washington Square
1050 Connecticut Avenue N.W.
Suite 1200
Washington, DC 20036-5317
Phone: 202.857.1700
Fax: 202.857.1737
www.mcguirewoods.com

Section 5 of the Securities Act of 1933
Section 12(g) of the Securities Exchange Act of 1934
Section 7 of the Investment Company Act of 1940

McGUIREWOODS

September 2, 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Anne M. Krauskopf, Senior Special Counsel, Division of Corporation Finance
Brian Murphy, Senior Counsel, Division of Investment Management

Re: Emeriti Consortium for Retirement Health Solutions—Request for No-Action Relief in Respect of Section 5 of the Securities Act of 1933, as Amended, Section 12(g) of the Securities Exchange Act of 1934, as Amended, and Section 7 of the Investment Company Act of 1940, as Amended

Ladies and Gentlemen:

We are writing on behalf of our client, the Emeriti Consortium for Retirement Health Solutions (the "Consortium"), in connection with the offer and sale of Participation Interests (as defined below) in Employee-Contribution VEBAs (as defined below) which are established by Consortium member institutions under the Securities Act of 1933, as Amended (the "1933 Act"), the Securities Exchange Act of 1934, as Amended (the "Exchange Act") and the application of the Investment Company Act of 1940 (the "1940 Act") to the Employee-Contribution VEBAs.

The Consortium offers a program (the "Program") which is a tax-advantaged method of providing retiree health benefits to former faculty, staff, administrators and employees ("participants") of colleges, universities, and other higher education-related tax-exempt organizations[1] (collectively hereinafter called "Colleges"). The Program was the subject

[1] The Consortium participates in the Program as may The Andrew W. Mellon Foundation and The William and Flora Hewlett Foundation as major funding sources for the Consortium. The participation of other major national foundations committed to education and research is addressed at page 12.

of two prior no-action requests that were granted by the Staff. *Emeriti Consortium for Retirement Health Solutions, April 7, 2005* and *Emeriti Consortium for Retirement Health Solutions, June 16, 2008.*

The Consortium now proposes to expand the types of educational and education-related organizations which are eligible to participate in the Program to include six additional categories of organizations ("Educational and Education-Related Organizations").[2] The additional types of organizations are described below. We hereby respectfully request that the Staff confirm that it will continue to not recommend enforcement action with respect to Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the Program if the Program is offered to Educational and Education-Related Organizations as further explained below.

## I. Description of the Program

General Design of the Program

The Program is offered to Colleges which are tax exempt under Section 501(c)(3) or another section of the Internal Revenue Code of 1986, as amended (the "Code").[3] The Program contains three intertwined components: employee welfare benefit plans established by Consortium member institutions providing medical benefits for former employees and their spouses and dependents, trust-based funding mechanisms to receive plan contributions from sponsoring employers and participating employees, and an educational program to assist employees with integrated planning for health needs in retirement. To participate in the Program, each College adopts its own retiree medical plan ("Plan") which is funded through two trusts, one of which is the Employee-Contribution VEBA.[4] The Plan and trusts are based upon model documents. Each of

[2] Other than the proposed addition of additional types of educational and education-related organizations, the Program will be identical in operation with the description of the Program provided in the June 11, 2008 request for no-action relief.

[3] If a participating College were to cease to be tax exempt under the Code, the College's participation in the Program would be terminated.

[4] Participation in the Program is limited to tax exempt entities because of the tax treatment of sponsoring a voluntary employees' beneficiary association trust ("VEBA") that accumulates employer contributions to pay future medical expenses. The use of an employer-funded VEBA under the Program would have unfavorable tax consequences for a taxable entity. The taxable entity could not deduct employer contributions to the VEBA at the time of the contributions under the rules of Sections 419 and 419A of the Code. The deductions would be allowed only years later when amounts are distributed from the VEBA. This tax result occurs because the Program's VEBA would not qualify under Section 419A(c)(2) of the Code which, in general, permits current deduction of only certain types of reserves for post-retirement medical benefits. The permissible reserves must be funded over the working lives of covered employees and must be actuarially determined (using assumptions that are reasonable in the aggregate) on a level basis as necessary for post-retirement medical benefits (determined based on

the trusts qualifies under Section 501(c)(9) of the Code as a voluntary employees' beneficiary association trust ("VEBA") based on approval issued by the Internal Revenue Service. A College may also establish a fully insured, employer contribution only, optional plan for a select group of employees.

General Structure of the VEBAs

Each College establishes two tax exempt VEBAs, one to receive and hold contributions made to the Plan by the College, and the other to receive and hold contributions made by individual participants.

The College may make contributions to an employer-contribution VEBA ("Employer-Contribution VEBA") to fund its portion of the College's Plan. Participating employees and former employees of each College may make voluntary after-tax contributions to an employee-contribution VEBA trust ("Employee-Contribution VEBA"). The Plans require the participant to direct the investment of employer contributions and voluntary after-tax contributions allocated to a participant's account. Colleges can elect to have employer contributions vest according to different vesting schedules. The trustee of the Employer-Contribution VEBA and the Employee-Contribution VEBA will have custody of all assets of the VEBAs and will be subject to applicable ERISA fiduciary requirements as a trustee.

Earnings and losses accrue on the account balances within each VEBA. Each Plan and its associated VEBAs are designed such that: (i) initial eligibility and continued participation is limited to employees and former employees (and their spouses and dependents only as beneficiaries of the employee) of the College; (ii) earnings on contributions to the VEBAs will not inure to the benefit of any individual or private shareholder except through payment of welfare benefits; and (iii) all funds in the VEBAs will be used only for medical benefits (paid from the participant's account in each VEBA) during the lives of the participant and all other beneficiaries. The Program may provide the College with an election to use forfeitures in the Employer-Contribution VEBA to pay life insurance premiums. The life insurance would provide a fixed amount of life insurance coverage for all eligible retired participants in the Employer-Contribution VEBA.[5] The life insurance coverage would not be related to a participant's account balance and coverage would be provided whether or not there has been a forfeiture of the participant's account.

Following the participant's retirement, the balances in the individual accounts held for each participant in a College's Plan are available to pay for health-insurance premiums

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current medical costs). Employer funding of the VEBA under the Program that is not actuarially determined would not meet these requirements for current deductibility.

[5] To the extent made available, the life insurance coverage is provided only to retired participants.

and other qualifying medical expenses. Following the death of the participant and any eligible surviving beneficiaries, any remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA. Also, at the election of the College, participants in the Program may have access to several pre-age 65 retiree group health insurance options for participants who terminate service at the early retirement age set by the college for purposes of eligibility for this coverage. This pre-age 65 group health insurance covers these retirees from their termination of employment until their eligibility for Medicare.

Voluntary Employee Contributions

Each College may structure its Plan to permit employees to opt-in or opt-out of voluntary contributions on an after-tax basis that are made to a separate Employee-Contribution VEBA. Voluntary employee contributions are fully vested. Consistent with the tax rules for participation in VEBAs, retirees and former employees who have an account balance in the Employee-Contribution VEBA at termination of employment may make voluntary after-tax contributions into the Employee-Contribution VEBA after termination of employment.

The Employee-Contribution VEBA will have an account for each participant. Participants will direct the investment of the amounts in this account.

The Consortium has the authority under each College's Plan to impose annual and lifetime limits on employee contributions consistent with IRS requirements under which no residual is likely to remain at the death of the last individual with rights under an account.

Participant Account Statements and Activity Notices

Activity notices ("Notices") reflecting certain participant-initiated activity are distributed directly to participants. Notices are generated after certain events, including, but not limited to, a participant's reallocation of his or her Plan assets between available investment alternatives. The Notices are generated by the record keeper (the "Record Keeper") which is Fidelity Investment Institutional Operations Company, Inc. and its affiliates, which provide record keeping, administrative and compliance-related services for the Program.

Account statements are distributed to participants once a year through the mail by the Record Keeper.[6] The annual account statement shows all activity in the participant's account(s) during that period. The statement includes summary information about such

[6] Electronic delivery of account statements may be used in the future in a form that would meet all legal requirements, including under ERISA.

things as contributions, earnings and losses, disbursements and fees charged against the account.

Prospectuses, Prospectus Supplements, Annual Prospectus Updates, Semi-Annual and Annual Reports

As part of the enrollment kit, a participant is provided with the prospectus for each of the mutual funds offered under a Plan.[7] A participant also receives a mutual fund prospectus upon first allocating a portion of his or her account balance to a particular mutual fund, unless, within the last 30 days, a copy of the prospectus has been sent to the participant (for example, in response to a request for information about a particular fund) or the participant represents to the Record Keeper that he or she has previously received a current copy of the prospectus.

Participants receive prospectus supplements, updated prospectuses, mutual fund semi-annual and annual reports as well as any proxy statements for so long as they maintain their allocation in that fund. While participants are not shareholders of the funds, they receive these documents in accordance with the standards that would otherwise apply under applicable federal securities laws governing delivery of such documents to shareholders, including form and timing of delivery. Each mutual fund's statement of additional information is available to participants upon request.

Participants also have access to a website where current versions of some of these documents are available at any time. In accordance with the Plan, the Record Keeper passes through to participants all proxy voting for the mutual funds shares held in the Employer-Contribution VEBA and the Employee-Contribution VEBA.

The Summary Plan Description

Each participant receives a summary plan description ("SPD"). The SPD for the Plan contains information about eligibility and participation in the Plan, employer contributions and employee after-tax contributions, as well as the investment of accounts and the fees associated with an account and various other matters. The SPD complies with the requirements of ERISA[8] applicable to welfare benefit plans.

The SPD for the Plan, the Consortium website and other applicable documents contain a legend to the effect that interests in the Employee-Contribution VEBA have not been registered under the 1933 Act and that the Employee-Contribution VEBA has not been registered under the 1940 Act.

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[7] **The only investments offered under the Plan to participants are mutual funds registered under the 1933 Act and the 1940 Act.**

[8] Employee Retirement Income Security Act of 1974, as amended.

Other Information

A Plan participant has the right to receive a copy of the Plan on request. As required by ERISA, each Plan files a Form 5500 annually with the Internal Revenue Service ("IRS") and Department of Labor ("DOL"). Each participant receives a summary annual report that summarizes the financial information from the Form 5500. A Plan participant has the right to receive a copy of the Form 5500 on request.

Each VEBA files a Form 990 annually with the IRS. Each participant has the right to receive a copy of the Form 990 on request.

After the death of a participant, the same information will be available in the same manner to any eligible dependent[9] who is entitled to benefits under the Plan.

ERISA Requirements

Each College's Plan is an "employee welfare benefit plan" as defined by ERISA, because it is established and maintained by an employer (the College) for the purpose of providing medical benefits to former employees and their spouses and dependents.[10] The Program and the Colleges' Plans are subject to and comply with the applicable provisions of ERISA, including those ERISA requirements pertaining to fiduciary obligations, reporting, and disclosure. Certain ERISA obligations are carried out by the Consortium and its outside vendors (or by a College with their assistance), including ERISA's requirements for reporting and disclosure. The Consortium maintains an investment policy applicable to the investment options provided under the Program. Ultimate responsibility for compliance with ERISA remains with the Colleges.

Plans established by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code.[11] The

[9] An eligible dependent includes a spouse and dependent children of a participant, and may include, at the election of the College, a participant's other dependent relatives or dependent domestic partner.

[10] ERISA Section 3(1).

[11] ERISA defines a "church plan" to be a welfare benefit or retirement plan established and maintained for its employees, or their beneficiaries, by a tax-exempt church or convention or association of churches. ERISA Section 3(33)(A). A church plan includes a plan maintained by an organization, whose principal purpose or function is the administration or funding of a plan for the provision of welfare benefits (or for both welfare and retirement benefits) for the employees of a church or a convention or association of churches, if that organization is controlled by or associated with a church or a convention or association of churches. ERISA Section 3(33)(C). A church plan is not subject to coverage under ERISA unless the plan has made an irrevocable election under Code Section 410(d) to be subject to the requirements. ERISA Section 4(b)(2).

Program and these Colleges will treat participants in each Plan that is exempt from ERISA as if ERISA applied, including all of the ERISA fiduciary, reporting and disclosure provisions. To participate in the Program, a College established or maintained by religious organizations would be required to make an election that its Plan is subject to ERISA. Although the legal effect of such an election is unsettled, the Program treats each such Plan as if it is subject to ERISA, including the remedy provisions of ERISA as discussed below.

ERISA and Securities' Law Remedies

The Plans which issue Participation Interests subject to the 1933 Act and the Exchange Act are employee welfare benefit plans subject to ERISA. ERISA provides a comprehensive regulatory scheme for the regulation of employee welfare benefit plans. The scope of ERISA extends broadly to cover fiduciaries and other parties in interest (such as service providers) with respect to ERISA plans.[12] In addition, various important remedies under the federal securities laws may also be applicable to these Plans, including the antifraud provisions of the 1933 Act and the Exchange Act.

ERISA Section 502(a)(2) allows a participant, fiduciary or beneficiary to bring suit against a fiduciary for breach of fiduciary duty under ERISA Section 409. ERISA Section 502(a)(3) allows a participant, fiduciary or beneficiary to bring suit to enjoin any act that violates ERISA or obtain equitable relief to redress a violation of ERISA. The fiduciaries of the Plans include the College as the sponsor, named fiduciary, and administrator of the Plan; and the Consortium to the extent that it is delegated duties of a fiduciary of the Plan. The Plan's trustee may also be an ERISA fiduciary of the Plan.[13] Certain remedies may also be available against parties in interest, such as the Record Keeper and the Consortium. Recovery could go to the Plan for the benefit of all participants' accounts. Following a 2008 Supreme Court decision, a claim under ERISA Section 502(a)(2) for relief from breaches of fiduciary duty may be brought by a defined contribution plan participant who alleges a reduction of the value in his individual account because of a fiduciary breach.[14]

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[12] ERISA Section 3(14) defines party in interest to include a person providing services to a plan.

[13] The liability of a directed trustee under ERISA is an unsettled area of the law. The DOL has taken the position that a directed trustee has certain fiduciary duties with respect to publicly traded employer securities held in a retirement plan, but those duties are significantly narrower than the duties of a discretionary trustee. See DOL Field Assistance Bulletin 2004-3. Courts have taken a variety of positions on the fiduciary status of a directed trustee. Compare, e.g., In re WorldCom, Inc. ERISA Litig., 354 F. Supp. 2d 423 (D.N.Y. 2005), with DiFelice v. U.S. Airways Inc., 497 F.3d 410 (4th Cir. 2007), and Tittle v. Enron Corp. (In re Enron Corp. Sec. Derivative & ERISA Litig.), 284 F. Supp. 2d 511 (D. Tex. 2003).

[14] LaRue v. DeWolff, Boberg & Associates, Inc., 128 S. Ct. 1020 (2008).

The offering of shares of the investment alternatives will be registered under the 1933 Act and the 1940 Act. Potential remedies under the 1933 Act include (1) Section 11, which provides a rescission remedy for securities sold under a registration statement where there is a material misstatement or omission; and (2) Section 12(a)(2), which provides a rescission-type remedy for securities sold under a prospectus which contains a material misstatement or as to which there is an omission of a material fact. The shares in the investment alternatives are subject to Rule 10b-5 under the Exchange Act, which makes it unlawful to employ any device to defraud, to make any untrue statement of a material fact or to engage in any transaction that operates as a fraud in the offer or sale of any security and which provides for recovery of damages. Other securities law remedies may be available under the Exchange Act, such as Rule 14a-9, or under the 1940 Act, such as Section 36(b). In most jurisdictions and most circumstances, under ERISA, remedies with respect to the investment alternatives could only be pursued by the Plan on behalf of all affected participants.[15]

Following the proposed expansion of eligible organizations and subject to the grant of the relief requested herein, Participation Interests that are securities subject to the 1933 Act and the Exchange Act will continue not to be registered under the 1933 Act and thus would not be subject to the Section 11 remedy. The Participation Interests will remain subject to the antifraud provisions of the federal securities laws.[16]

## II. Proposed Additional Types of Eligible Organizations

The Consortium proposes changing the Program to allow Educational and Education-Related Organizations that are not Colleges to become members of the Program. There are several reasons for this change based on the characteristics of both the employees of the organizations and of the organizations themselves.

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[15] Two federal circuits (the Second and Third) permit participants to sue a mutual-fund company derivatively on behalf of the plan if the participants first prove that the trustee breached its fiduciary duties in failing to sue the mutual fund. See, e.g., Diduck v. Kaszycki & Sons Contractors, Inc., 874 F.2d 912 (2d Cir. 1989); McMahon v. McDowell, 794 F.2d 100 (3d Cir. 1986); Struble v. New Jersey Brewery Employees' Welfare Trust Fund, 732 F.2d 325 (3d Cir. 1984). The Eleventh Circuit, however, has held that participant derivative suits are impermissible under ERISA. See Moore v. American Federation of Television and Radio Artists, 216 F.3d 1236 (11th Cir. 2000). In addition, if there is a breach of fiduciary duty, an individual participant could make a claim for relief under ERISA Section 502(a)(2) for losses to his or her individual account. LaRue v. DeWolff, Boberg & Associates, Inc., 128 S. Ct. 1020 (2008).

[16] With respect to Section 12(a)(2) of the 1933 Act, it is possible that it could be asserted in certain circumstances that the offering of the Participation Interests could be subject to the Section 12(a)(2) remedy. The United States Supreme Court has held that, in the context of Section 12(a)(2), the word "prospectus" is a term of art referring to a document that describes a "public offering of securities by an issuer or controlling shareholder." Gustafson v. Alloyd Co., 513 U.S. 561, 584 (1995). Under this definition, it is possible that in certain circumstances the SPD for a Plan could be asserted to be a "prospectus" and the Participation Interests to have been sold in a "public offering" for purposes of Section 12(a)(2).

A primary reason for the proposed change is the considerable overlap in the personnel employed by Colleges and these other organizations which leads to employees moving between Colleges and these other organizations during their careers. Also, there are similarities in the background and training of many of the employees of these organizations and the employees of Colleges. Additionally, there is often collaboration among these organizations and Colleges on a variety of projects and endeavors relating to teaching, learning, training, scholarship, research and the advancement of knowledge. All of the organizations would be tax exempt under Section 501(c)(3) or another section of the Code, as are the Colleges.[17]

The Educational and Education-Related Organizations share essential characteristics with Colleges. Specifically, all of the organizations conduct substantial, on-going education-related activities (or provide substantial support for such activities). Some of the organizations are directly involved in teaching students at the elementary and secondary levels or for specialized training in medicine. Some of the organizations extensively collaborate with Colleges in the advancement of knowledge in significant ways. Also, some of the organizations provide critical support for Colleges and for Educational and Education-Related Organizations.

The proposed Educational and Education-Related Organizations fall into the following six categories.

1. *Elementary and secondary schools that offer education at the pre-college level.*

The first category is elementary and secondary schools ("Schools"). These organizations offer education at a pre-college level. Schools are equally committed to teaching and learning as are Colleges, and employ the same types of professional and other staff as do Colleges.

2. *Teaching hospitals and medical research organizations committed to supporting medical schools in the advanced training of doctors, nurses, and allied health professionals.*

The second category is teaching hospitals and medical research organizations. The organizations in this category consist of organizations that are the primary teaching hospitals for a medical or nursing school, independent teaching hospitals, research centers affiliated with medical schools, independent medical research institutions, and similar organizations. If these organizations are part of a College, the organizations would currently be eligible to participate in the Program through the College's eligibility.

[17] Some educational and education-related organizations that are exempt under Section 501(c)(3) of the Code may receive support from public sources and maintain their exemption under that section of the Code

There would be objective requirements for medical research organizations and teaching hospitals to participate in the Program. To qualify as a medical research organization eligible under the Program, the organization must meet the requirements of Section 170(b)(1)(A)(iii) of the Code.[18] Under those requirements, the organization must be directly engaged in the continuous active conduct of medical research in conjunction with a hospital.

To be eligible to participate, a teaching hospital would need to be accredited by a recognized accreditation organization, such as the Council of Teaching Hospitals. Therefore, tax-exempt hospitals not engaged significantly in medical teaching, training, and research would not be included in this category.

3. *Libraries and museums.*

The third category is a limited group of libraries and museums. The covered libraries and museums are important cultural repositories committed to research and the providing of resource materials (including specimen collections of human, cultural, and natural artifacts, living and preserved), in support of the arts, humanities, social sciences, and natural sciences.

There is frequent hiring of professionals between these organizations and Colleges or Schools and frequent sharing of resources in support of education and research. To ensure that the libraries and museums offered membership in the Consortium are performing functions consistent with the Consortium's purpose, the library or museum would have to expend at least $1,000,000 annually for education, training or research-related activities and for resource materials for those engaged in education, training and research.

4. *Research and research support organizations committed to the advancement of knowledge in the arts, humanities, social sciences, natural sciences, learned professions, technology disciplines or the field of teaching.*

The fourth category is a limited group of research and research support organizations that are tax exempt under Section 501(c)(3) of the Code. The organizations which would be eligible would be those engaged in original research in the arts, humanities, social sciences, natural sciences, learned professions, technology disciplines, or the field of teaching.

The covered organizations typically focus on a particular academic area, such as oceanography, economic development, genetics and behavior, social analysis, or the

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[18] Treasury Regulation Section 1.170A-9(d)(2) (as amended September 8, 2008).

advancement of teaching and learning. The research staffs of these organizations include many individuals who spend portions of their careers at Colleges or Schools and who collaborate regularly with scholars and teachers on research projects. The staffs of Colleges and Schools are frequently appointed to positions at these organizations and then return to a College or School. Many of these organizations are affiliated with one or more Colleges or Schools on an on-going basis to collaborate on research and related activities. To qualify, an organization would have to expend at least $1,000,000 annually for research, research training, and research support activities.

As organizations that are tax exempt under Section 501(c)(3) of the Code, all of these research and research support organizations would be subject to significant restrictions on political activities and lobbying. These restrictions are consistent with the Consortium's intent to limit this category to organizations that are substantially involved in research and research support.

Consistent with the requirements for tax exemption under Section 501(c)(3) of the Code, the eligible organizations could perform nonpartisan analysis, study, or research and make the results of that research available to the public.[19] However, an organization does not qualify under Section 501(c)(3) of the Code if it participates or intervenes in any political campaign on behalf of or in opposition to any candidate for public office.[20] An organization also does not qualify if a substantial part of its activities is attempting to influence legislation by propaganda or otherwise.[21] In addition, an organization does not qualify if its main or primary objectives may be attained only by legislation or a defeat of proposed legislation and it advocates for the attainment of that main or primary objective.[22] These limitations on intervening in political campaigns, attempting to influence legislation, and lobbying apply to all organizations that are tax exempt under Section 501(c)(3) of the Code. Certain eligible public charities may make an election under Section 501(h) of the Code to expend a permissible amount on lobbying.[23] Under Section 501(h) of the Code, electing organizations that exceed the

[19] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iv).

[20] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iii).

[21] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(ii).

[22] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iv).

[23] Section 501(h)(3) of the Code. The limit is based on the organization's expenditures for an exempt purpose, not including fundraising activities, as follows: 20% of the first $500,000, 15% of the next $500,000, 10% of the next $500,000, and 5% of any exempt purpose expenditures over $1,500,000, with an absolute cap of $1,000,000. Section 4911(c)(2) of the Code.

Section 501(h) expenditure limits are subject to excise taxes under Section 4911 of the Code and possible loss of their tax exemption.[24]

*5. Certain educational associations.*

The fifth category is associations whose members are Colleges and Schools, or associations of research or academic professionals who are predominantly employed by Colleges and Schools. These associations have a close affinity with Colleges, Schools, or other educational institutions. This category would cover only the employees of these associations. The associations would be required to be tax exempt under Section 501(c)(3) of the Code.

This category includes educational associations whose institutional members are Colleges or Schools themselves. For example, an association's members might be educational institutions that have affiliations by geography (a region of the country), or by type of institution (college or secondary). These associations serve the needs of these institutions that are the Program's primary membership classification.

This category also includes educational associations whose members are predominantly employees of Colleges or Schools. For example, an association's members might be employees who perform a particular function at a school (such as information technology or legal/risk analysis) or those who work in a particular academic area (such as foreign languages or library science). It is common for the employees of these associations to be primarily composed of individuals who would have worked for an institution eligible for the Program, such as a College or School.

*6. Charitable foundations whose mission of philanthropic support substantially embraces organizations in tax-exempt educational, research, and cultural fields.*

The sixth category is private foundations a principal part of whose philanthropic mission is directed towards financial support of organizations that are eligible for Program membership.[25] The staff of these foundations frequently includes many individuals who have or will spend portions of their careers in academia. These foundations are tax exempt under Section 501(c)(3) of the Code.

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[24] Section 4911(a)(1) of the Code establishes a 25% excise tax on excess lobbying expenditures. An organization will lose its tax exemption if it normally spends more than 150% of the permissible amounts. Section 501(h)(1), Section 501(h)(2)(B) and (D) of the Code.

[25] This category would apply to charitable foundations beyond the two foundations designated in our previous no-action letter requests which, pursuant to those requests, may already participate in the Program.

As a prerequisite to participate in the Program, a foundation would have to expend at least $1,000,000 annually providing financial support for the educational, research, and training missions of educational institutions, research and research support organizations, libraries and museums, teaching hospitals and medical research organizations, or educational associations that are eligible for membership in the Program.

Discussion

Prior to the proposed expansion of the Program described herein, the Staff indicated that it would not recommend enforcement action if Participation Interests under the Program were offered and sold without regard to the registration provisions of the 1933 Act or the Exchange Act or if the Employee Contribution VEBAs under the Program were not registered under Section 7 of the 1940 Act. *Emeriti Consortium for Retirement Health Solutions (April 7, 2005)* and *Emeriti Consortium for Retirement Health Solutions, June 16, 2008*. The following reasons support the continuation of this no-action relief if the Program is expanded as described in this letter.

Following expansion of the Program, any Plans adopted by Educational and Education-Related Organizations would continue to be employee welfare benefit plans. The Staff has previously taken the position that participation interests in some employee welfare benefit or similar plans do not create a security that needs to be registered.[26] The Staff has also issued several letters with respect to registration of welfare benefit plans (and plan participation interests) funded by VEBAs.[27] Where relief comparable to the relief requested herein was granted, these letters did not involve defined contribution-type plans.

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[26] See Commission Release 33-6281 at n.1 (Jan. 15, 1981) ("As used in this release, the term 'employee benefit plan' means a pension, profit sharing, bonus, thrift, savings or similar plan. Thus, it generally would include plans described in Section 3(2) of [ERISA]. The term does not include welfare and similar plans such as those described in Section 3(1) of ERISA, which do not involve any expectation of financial return on the part of participating employees.").

[27] Rapid American Corp. (Dec. 1, 1971) (defined benefit-type insured program for long term disability benefits); Carling Brewing Co., Inc. (July 12, 1974) (defined benefit-type program for long term disability and death benefits); Total Health Care Services Corp. (Oct. 7, 1976) (defined benefit program for life, sick, accident, and similar benefits); Great Northern Administrators, Inc. (Mar. 31, 1978) (defined benefit program for life, sick, accident, and similar benefits); Del E. Webb Corp. (Apr. 21, 1978) (apparently defined benefit program); Bank of Hawaii (June 22, 1981) (defined benefit life-insurance program); UMP, Unlimited and Union Member Action Trust (Apr. 26, 1976) (strike benefits plus the ability in certain circumstances to recoup contributions plus or minus the ratable share of investment gains or losses plus expenses—relief denied); Consolidated Edison Employees Mutual Aid Society (Feb. 12, 1973) (deferred compensation paid in annual installments adjusted as if the deferred amounts had been invested in mutual funds as variable annuities contracts—relief denied). Cf. National Business Services, Inc. (Feb. 18, 1975); Centerre Trust Co. (Nov. 12, 1984) (use of common trust fund for collective investment of VEBA assets).

The Plans are different from most welfare benefit plans and the arrangements discussed in these no action letters. These differences are primarily a result of the defined contribution nature of the Plans and the self-directed investment of contributions in registered mutual funds.

However, each of these characteristics which might differentiate the Plans from most other welfare benefit plans would continue to be identical to a characteristic commonly found in Code Section 403(b) plans. Accordingly, we are of the opinion that the Employee-Contribution VEBAs and Participation Interests, including those that would be issued by Educational and Education-Related Organizations included in the expansion of the Program, are sufficiently like Code Section 403(b) plans and participation interests in 403(b) plans that the Staff's prior position about 403(b) plans should continue to apply to the Employee-Contribution VEBAs and the Participation Interests. Our opinion is based on the following analysis.

1. The Participation Interests and the Employee-Contribution VEBAs are like 403(b) plans.

The Staff has indicated that it would not recommend any action to the Commission if 403(b) plans funded by specific mutual fund shares are offered and sold without registration under the Securities Act.[28] The following essential features of a Plan are and, following expansion of the Program, would continue to be identical to or substantially similar to a typical 403(b) plan:

- 403(b) plans are defined contribution (rather than defined benefit) plans as are the Plans. In a defined contribution plan, a separate account is established for each participant and the account balance determines the extent of his or her benefits. By contrast, a defined benefit plan provides a set amount of benefits and no individual accounts are maintained. The Plans have a VEBA for employer contributions and a separate Employee-Contribution VEBA to hold employee contributions if the Plan sponsor chooses to permit them. Both employer and employee contributions are held in individual accounts for each participant.

- 403(b) plans usually have self-directed investments like the Plans. Participants are able to direct the investment of amounts in the participant's account in both the Employer-Contribution VEBA and the Employee-Contribution VEBA.

[28] Investment Company Institute (Oct. 21, 1974).

- In most circumstances, employer and employee funds are contributed to 403(b) plans over a period of years during an employee's earning years. Similarly, employer and employee contributions are made to the Plans over the employee's service with a College.

- A 403(b) plan is an employer-sponsored plan primarily intended to provide benefits to retirees. Funds accumulated under the Employee-Contribution VEBA and Employer-Contribution VEBA are intended to be used for healthcare costs in retirement and accordingly can be used only after retirement, except for medical emergencies.[29]

- 403(b) plans provide funds for general use during retirement and the Employee-Contribution VEBA and Employer-Contribution VEBA are intended to provide funds that can be used primarily for qualified medical expenses during retirement.

The Employee-Contribution VEBAs and the Participation Interests share a number of other common features with 403(b) plans. These commonalities provide support for parallel treatment of the Participant Interests and Employee-Contribution VEBAs with 403(b) plans. The common features include the following:

- Both the Plans and 403(b) plans are primarily available to colleges, universities, and other tax-exempt organizations under Section 501(c)(3) of the Code.

- Both are subject to ERISA essentially to the same extent. The DOL has regulatory authority over them; and employers, as plan sponsors and fiduciaries, have oversight responsibilities.[30]

- Both are governed by a plan document that defines who can participate, what the available investment alternatives chosen by the employer are,

[29] Reimbursement of medical expenses (but not access to the Insurer's coverage) is available before retirement only in the case of a terminal illness of a participant or eligible beneficiary or if the participant or eligible beneficiary incurs catastrophic uninsured medical expenses in excess of $15,000 in a year. For this purpose, expenses are incurred in respect to a "terminal illness" if they are incurred (A) within one year prior to the date of the individual's death; or (B) within one year prior to, or at any time following, the date of certification by the individual's physician that the individual has suffered an illness or injury expected to result in such individual's death within five (5) years of the date of certification. For administrative convenience, participants who terminate employment before age 55 with a small aggregate balance in their accounts ($5,000 or less) are also eligible for immediate reimbursement of medical expenses. Adjustments in these dollar amounts and age limits may be made from time to time.

[30] However, Plans and 403(b) plans sponsored by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code. See ERISA Requirements, supra p. 6.

and how much can be contributed (the plan documents used in the Plan are based upon a common set of form documents and therefore are more uniform or "standardized" than 403(b) plans generally).

- Both are internally operated through individual participant accounts, whether a trust is used (for the Plan and for some 403(b) plans) or a custodial account is used (for some 403(b) plans).

- In both, the trust or custodial accounts are tax-exempt vehicles.

- Trustees and custodians for both are typically banks or other financial institutions.

- The trustee of a Plan who is directed by participating employees with respect to those employees' investment decisions has similar duties and obligations towards a Plan and its participants as a trustee or custodian has toward a 403(b) plan and its participants. In both cases, the trustees or custodians are responsible for safeguarding plan assets, are empowered to accept contributions and pay distributions and accept participant investment direction, and invest in accordance with those directions.

- Trustees and custodians act at the direction of the employer (in the event of plan level matters such as changes to the available investment alternatives chosen by the employer) or the participant with respect to the participant's investment decisions.

- Available investments are limited to registered mutual funds and fixed annuities by design for the Plan and are the same for 403(b) plans by statute.[31]

Therefore, the Participation Interests and Employee-Contribution VEBAs would continue to involve the same essential characteristic that led to the Staff's position on 403(b) plans: underlying investment alternatives in the Employee-Contribution VEBAs are registered mutual funds.[32] In addition, the criteria which were noted by the Staff as important to its position on 403(b) plans would continue to be satisfied here: the VEBAs exist to satisfy tax requirements, the accounts provide only custodial service, participants are not granted access to investments to which they would not otherwise

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[31] 403(b) plans can also offer investments in variable annuities which are not available under the Plan.

[32] After retirement, a participant will also have the choice of purchasing one or more fixed annuity contracts to be held in the participant's accounts in the VEBA.

have access, and the Record Keeper does not exercise investment discretion on behalf of participants.

2. Public policy interests would not be served by requiring registration of the Participation Interests or the Employee-Contribution VEBAs.

The investment alternatives under the Program would continue to be mutual funds registered under the 1933 Act and the 1940 Act. In addition, the protections of ERISA would continue to apply to the Plans as described above.

In our opinion, the inclusion of Educational and Education-Related Organizations does not change this analysis for the following reasons.

First, all Educational and Education-Related Organizations are substantially related to the original purpose of the Consortium. The additional organizations are educational and education-related organizations. The public policy interests that supported allowing the Program for Colleges should also apply to the additional organizations.

Second, adoption of Plans under the Program by Educational and Education-Related Organizations would not change the operation of the Program in any respect.[33] Employee contributions to the Employee-Contribution VEBA of each adopting organization would be made at the same times and under the same conditions for these additional organizations as for Colleges. The investment options in the Employee-Contribution VEBA would not change. The participants would continue to receive the same disclosure documents. Also, the handling of investments in the Employee-Contribution VEBA would not be affected by the additional types of organizations.

<u>Request</u>

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action under Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the nonregistration of the Participation Interests and the nonregistration as an investment company of the Employee-Contribution VEBA if the Program is revised to be offered to Educational and Education-Related Organizations as described above.

[33] In addition to not changing the operation of the Program, the additional types of eligible organizations would not change the effect of a termination of the Consortium. Upon termination of the Consortium, any remaining assets of the Consortium are required to be distributed to one or more charitable organizations which are not participants in the Program. The expansion of types of organizations eligible for the Program would not preclude a termination distribution to a charitable organization that is not a participant in the Program.

We appreciate the Staff's consideration in these matters. Please do not hesitate to contact Steven D. Kittrell at 202-857-1700 if you have any questions or comments concerning this matter. We request a conference with the Staff to discuss this request if the Staff does not agree with the analysis contained in this request letter and in advance of any adverse determination.

Sincerely yours,

Steven D. Kittrell

Steven D. Kittrell
McGuireWoods LLP
1050 Connecticut Ave, NW #1200
Washington, DC 20036
Counsel for Emeriti Consortium for
Retirement Health Solutions

Section 5 of the Securities Act of 1933
Section 12(g) of the Securities Exchange Act of 1934
Section 7 of the Investment Company Act of 1940

~~August 6,~~**September 2,** 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Anne M. Krauskopf, Senior Special Counsel, Division of Corporation Finance
Brian Murphy, Senior Counsel, Division of Investment Management

Re: Emeriti Consortium for Retirement Health Solutions—Request for No-Action Relief in Respect of Section 5 of the Securities Act of 1933, as Amended, Section 12(g) of the Securities Exchange Act of 1934, as Amended, and Section 7 of the Investment Company Act of 1940, as Amended

Ladies and Gentlemen:

We are writing on behalf of our client, the Emeriti Consortium for Retirement Health Solutions (the "Consortium"), in connection with the offer and sale of Participation Interests (as defined below) in Employee-Contribution VEBAs (as defined below) which are established by Consortium member institutions under the Securities Act of 1933, as Amended (the "1933 Act"), the Securities Exchange Act of 1934, as Amended (the "Exchange Act") and the application of the Investment Company Act of 1940 (the "1940 Act") to the Employee-Contribution VEBAs.

The Consortium offers a program (the "Program") which is a tax-advantaged method of providing retiree health benefits to former faculty, staff, administrators and employees ("participants") of colleges, universities, and other higher education-related tax-exempt organizations[1] (collectively hereinafter called "Colleges"). The Program was the subject

[1] The Consortium participates in the Program as may The Andrew W. Mellon Foundation and The William and Flora Hewlett Foundation as major funding sources for the Consortium. The participation of other major national foundations committed to education and research is addressed at page 12.

of two prior no-action requests that were granted by the Staff. *Emeriti Consortium for Retirement Health Solutions, April 7, 2005* and *Emeriti Consortium for Retirement Health Solutions, June 16, 2008.*

The Consortium now proposes to expand the types of educational and education-related organizations which are eligible to participate in the Program to include six additional categories of organizations ("Educational and Education-Related Organizations").[2] The additional types of organizations are described below. We hereby respectfully request that the Staff confirm that it will continue to not recommend enforcement action with respect to Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the Program if the Program is offered to Educational and Education-Related Organizations as further explained below.

## I. Description of the Program

<u>General Design of the Program</u>

The Program is offered to Colleges which are tax exempt under Section 501(c)(3) or another section of the Internal Revenue Code of 1986, as amended (the "Code").[3] The Program contains three intertwined components: employee welfare benefit plans established by Consortium member institutions providing medical benefits for former employees and their spouses and dependents, trust-based funding mechanisms to receive plan contributions from sponsoring employers and participating employees, and an educational program to assist employees with integrated planning for health needs in retirement. To participate in the Program, each College adopts its own retiree medical plan ("Plan") which is funded through two trusts, one of which is the Employee-Contribution VEBA.[4] The Plan and trusts are based upon model documents. Each of

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[2] Other than the proposed addition of additional types of educational and education-related organizations, the Program will be identical in operation with the description of the Program provided in the June 11, 2008 request for no-action relief.

[3] If a participating College were to cease to be tax exempt under the Code, the College's participation in the Program would be terminated.

[4] Participation in the Program is limited to tax exempt entities because of the tax treatment of sponsoring a voluntary employees' beneficiary association trust ("VEBA") that accumulates employer contributions to pay future medical expenses. The use of an employer-funded VEBA under the Program would have unfavorable tax consequences for a taxable entity. The taxable entity could not deduct employer contributions to the VEBA at the time of the contributions under the rules of Sections 419 and 419A of the Code. The deductions would be allowed only years later when amounts are distributed from the VEBA. This tax result occurs because the Program's VEBA would not qualify under Section 419A(c)(2) of the Code which, in general, permits current deduction of only certain types of reserves for post-retirement medical benefits. The permissible reserves must be funded over the working lives of covered employees and must be actuarially determined (using assumptions that are reasonable in the aggregate) on a level basis as necessary for post-retirement medical benefits (determined based on

the trusts qualifies under Section 501(c)(9) of the Code as a voluntary employees' beneficiary association trust ("VEBA") based on approval issued by the Internal Revenue Service. A College may also establish a fully insured, employer contribution only, optional plan for a select group of employees.

General Structure of the VEBAs

Each College establishes two tax exempt VEBAs, one to receive and hold contributions made to the Plan by the College, and the other to receive and hold contributions made by individual participants.

The College may make contributions to an employer-contribution VEBA ("Employer-Contribution VEBA") to fund its portion of the College's Plan. Participating employees and former employees of each College may make voluntary after-tax contributions to an employee-contribution VEBA trust ("Employee-Contribution VEBA"). The Plans require the participant to direct the investment of employer contributions and voluntary after-tax contributions allocated to a participant's account. Colleges can elect to have employer contributions vest according to ~~different vesting schedules.~~ The trustee of the Employer-Contribution VEBA and the Employee-Contribution VEBA will have custody of all assets of the VEBAs and will be subject to applicable ERISA fiduciary requirements as a trustee.

Earnings and losses accrue on the account balances within each VEBA. Each Plan and its associated VEBAs are designed such that: (i) initial eligibility and continued participation is limited to employees and former employees (and their spouses and dependents only as beneficiaries of the employee) of the College; (ii) earnings on contributions to the VEBAs will not inure to the benefit of any individual or private shareholder except through payment of welfare benefits; and (iii) all funds in the VEBAs will be used only for medical benefits (paid from the participant's account in each VEBA) during the lives of the participant and all other beneficiaries. The Program may provide the College with an election to use forfeitures in the Employer-Contribution VEBA to pay life insurance premiums. The life insurance would provide a fixed amount of life insurance coverage for all eligible retired participants in the Employer-Contribution VEBA.[5] The life insurance coverage would not be related to a participant's account balance and coverage would be provided whether or not there has been a forfeiture of the participant's account.

Following the participant's retirement, the balances in the individual accounts held for each participant in a College's Plan are available to pay for health-insurance premiums

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current medical costs). Employer funding of the VEBA under the Program that is not actuarially determined would not meet these requirements for current deductibility.

[5] To the extent made available, the life insurance coverage is provided only to retired participants.

and other qualifying medical expenses. Following the death of the participant and any eligible surviving beneficiaries, any remaining residual will be forfeited and reallocated to the accounts of other participants in the Employee-Contribution VEBA. Also, at the election of the College, participants in the Program may have access to several pre-age 65 retiree group health insurance options for participants who terminate service at the early retirement age set by the college for purposes of eligibility for this coverage. This pre-age 65 group health insurance covers these retirees from their termination of employment until their eligibility for Medicare.

Voluntary Employee Contributions

Each College may structure its Plan to permit employees to opt-in or opt-out of voluntary contributions on an after-tax basis that are made to a separate Employee-Contribution VEBA. Voluntary employee contributions are fully vested. Consistent with the tax rules for participation in VEBAs, retirees and former employees who have an account balance in the Employee-Contribution VEBA at termination of employment may make voluntary after-tax contributions into the Employee-Contribution VEBA after termination of employment.

The Employee-Contribution VEBA will have an account for each participant. Participants will direct the investment of the amounts in this account.

The Consortium has the authority under each College's Plan to impose annual and lifetime limits on employee contributions consistent with IRS requirements under which no residual is likely to remain at the death of the last individual with rights under an account.

Participant Account Statements and Activity Notices

Activity notices ("Notices") reflecting certain participant-initiated activity are distributed directly to participants. Notices are generated after certain events, including, but not limited to, a participant's reallocation of his or her Plan assets between available investment alternatives. The Notices are generated by the record keeper (the "Record Keeper") which is Fidelity Investment Institutional Operations Company, Inc. and its affiliates, which provide record keeping, administrative and compliance-related services for the Program.

Account statements are distributed to participants once a year through the mail by the Record Keeper.[6] The annual account statement shows all activity in the participant's account(s) during that period. The statement includes summary information about such

[6] Electronic delivery of account statements may be used in the future in a form that would meet all legal requirements, including under ERISA.

things as contributions, earnings and losses, disbursements and fees charged against the account.

Prospectuses, Prospectus Supplements, Annual Prospectus Updates, Semi-Annual and Annual Reports

As part of the enrollment kit, a participant is provided with the prospectus for each of the mutual funds offered under a Plan.[7] A participant also receives a mutual fund prospectus upon first allocating a portion of his or her account balance to a particular mutual fund, unless, within the last 30 days, a copy of the prospectus has been sent to the participant (for example, in response to a request for information about a particular fund) or the participant represents to the Record Keeper that he or she has previously received a current copy of the prospectus.

Participants receive prospectus supplements, updated prospectuses, mutual fund semi-annual and annual reports as well as any proxy statements for so long as they maintain their allocation in that fund. While participants are not shareholders of the funds, they receive these documents in accordance with the standards that would otherwise apply under applicable federal securities laws governing delivery of such documents to shareholders, including form and timing of delivery. Each mutual fund's statement of additional information is available to participants upon request.

Participants also have access to a website where current versions of some of these documents are available at any time. In accordance with the Plan, the Record Keeper passes through to participants all proxy voting for the mutual funds shares held in the Employer-Contribution VEBA and the Employee-Contribution VEBA.

The Summary Plan Description

Each participant receives a summary plan description ("SPD"). The SPD for the Plan contains information about eligibility and participation in the Plan, employer contributions and employee after-tax contributions, as well as the investment of accounts and the fees associated with an account and various other matters. The SPD complies with the requirements of ERISA[~~7~~8] applicable to welfare benefit plans.

The SPD for the Plan, the Consortium website and other applicable documents contain a legend to the effect that interests in the Employee-Contribution VEBA have not been

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[7] **The only investments offered under the Plan to participants are mutual funds registered under the 1933 Act and the 1940 Act.**

[~~7~~8] Employee Retirement Income Security Act of 1974, as amended.

registered under the 1933 Act and that the Employee-Contribution VEBA has not been registered under the 1940 Act.

Other Information

A Plan participant has the right to receive a copy of the Plan on request. As required by ERISA, each Plan files a Form 5500 annually with the Internal Revenue Service ("IRS") and Department of Labor ("DOL"). Each participant receives a summary annual report that summarizes the financial information from the Form 5500. A Plan participant has the right to receive a copy of the Form 5500 on request.

Each VEBA files a Form 990 annually with the IRS. Each participant has the right to receive a copy of the Form 990 on request.

After the death of a participant, the same information will be available in the same manner to any eligible dependent[~~8~~9] who is entitled to benefits under the Plan.

ERISA Requirements

Each College's Plan is an "employee welfare benefit plan" as defined by ERISA, because it is established and maintained by an employer (the College) for the purpose of providing medical benefits to former employees and their spouses and dependents.[~~9~~10] The Program and the Colleges' Plans are subject to and comply with the applicable provisions of ERISA, including those ERISA requirements pertaining to fiduciary obligations, reporting, and disclosure. Certain ERISA obligations are carried out by the Consortium and its outside vendors (or by a College with their assistance), including ERISA's requirements for reporting and disclosure. The Consortium maintains an investment policy applicable to the investment options provided under the Program. Ultimate responsibility for compliance with ERISA remains with the Colleges.

Plans established by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code.[~~10~~11] The

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[~~8~~9] An eligible dependent includes a spouse and dependent children of a participant, and may include, at the election of the College, a participant's other dependent relatives or dependent domestic partner.

[~~9~~10] ERISA Section 3(1).

[~~10~~11] ERISA defines a "church plan" to be a welfare benefit or retirement plan established and maintained for its employees, or their beneficiaries, by a tax-exempt church or convention or association of churches. ERISA Section 3(33)(A). A church plan includes a plan maintained by an organization, whose principal purpose or function is the administration or funding of a plan for the provision of welfare benefits (or for both welfare and retirement benefits) for the employees of a church or a convention or association of churches, if that organization is controlled by or associated with a church or a convention or association of churches. ERISA Section 3(33)(C). A church plan is not subject to coverage under

Program and these Colleges will treat participants in each Plan that is exempt from ERISA as if ERISA applied, including all of the ERISA fiduciary, reporting and disclosure provisions. To participate in the Program, a College established or maintained by religious organizations would be required to make an election that its Plan is subject to ERISA. Although the legal effect of such an election is unsettled, the Program treats each such Plan as if it is subject to ERISA, including the remedy provisions of ERISA as discussed below.

ERISA and Securities' Law Remedies

The Plans which issue Participation Interests subject to the 1933 Act and the Exchange Act are employee welfare benefit plans subject to ERISA. ERISA provides a comprehensive regulatory scheme for the regulation of employee welfare benefit plans. The scope of ERISA extends broadly to cover fiduciaries and other parties in interest (such as service providers) with respect to ERISA plans.[~~11~~12] In addition, various important remedies under the federal securities laws may also be applicable to these Plans, including the antifraud provisions of the 1933 Act and the Exchange Act.

ERISA Section 502(a)(2) allows a participant, fiduciary or beneficiary to bring suit against a fiduciary for breach of fiduciary duty under ERISA Section 409. ERISA Section 502(a)(3) allows a participant, fiduciary or beneficiary to bring suit to enjoin any act that violates ERISA or obtain equitable relief to redress a violation of ERISA. The fiduciaries of the Plans include the College as the sponsor, named fiduciary, and administrator of the Plan; and the Consortium to the extent that it is delegated duties of a fiduciary of the Plan. The Plan's trustee may also be an ERISA fiduciary of the Plan.[~~12~~13] Certain remedies may also be available against parties in interest, such as the Record Keeper and the Consortium. Recovery could go to the Plan for the benefit of all participants' accounts. Following a 2008 Supreme Court decision, a claim under ERISA Section 502(a)(2) for relief from breaches of fiduciary duty may be brought by a

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ERISA unless the plan has made an irrevocable election under Code Section 410(d) to be subject to the requirements. ERISA Section 4(b)(2).

[~~11~~12] ERISA Section 3(14) defines party in interest to include a person providing services to a plan.

[~~12~~13] The liability of a directed trustee under ERISA is an unsettled area of the law. The DOL has taken the position that a directed trustee has certain fiduciary duties with respect to publicly traded employer securities held in a retirement plan, but those duties are significantly narrower than the duties of a discretionary trustee. See DOL Field Assistance Bulletin 2004-3. Courts have taken a variety of positions on the fiduciary status of a directed trustee. Compare, e.g., In re WorldCom, Inc. ERISA Litig., 354 F. Supp. 2d 423 (D.N.Y. 2005), with DiFelice v. U.S. Airways Inc., 497 F.3d 410 (4th Cir. 2007), and Tittle v. Enron Corp. (In re Enron Corp. Sec. Derivative & ERISA Litig.), 284 F. Supp. 2d 511 (D. Tex. 2003).

defined contribution plan participant who alleges a reduction of the value in his individual account because of a fiduciary breach.[~~13~~14]

The offering of shares of the investment alternatives will be registered under the 1933 Act and the 1940 Act. Potential remedies under the 1933 Act include (1) Section 11, which provides a rescission remedy for securities sold under a registration statement where there is a material misstatement or omission; and (2) Section 12(a)(2), which provides a rescission-type remedy for securities sold under a prospectus which contains a material misstatement or as to which there is an omission of a material fact. The shares in the investment alternatives are subject to Rule 10b-5 under the Exchange Act, which makes it unlawful to employ any device to defraud, to make any untrue statement of a material fact or to engage in any transaction that operates as a fraud in the offer or sale of any security and which provides for recovery of damages. Other securities law remedies may be available under the Exchange Act, such as Rule 14a-9, or under the 1940 Act, such as Section 36(b). In most jurisdictions and most circumstances, under ERISA, remedies with respect to the investment alternatives could only be pursued by the Plan on behalf of all affected participants.[~~14~~15]

Following the proposed expansion of eligible organizations and subject to the grant of the relief requested herein, Participation Interests that are securities subject to the 1933 Act and the Exchange Act will continue not to be registered under the 1933 Act and thus would not be subject to the Section 11 remedy. The Participation Interests will remain subject to the antifraud provisions of the federal securities laws.[~~15~~16]

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[~~13~~14] LaRue v. DeWolff, Boberg & Associates, Inc., 128 S. Ct. 1020 (2008).

[~~14~~15] Two federal circuits (the Second and Third) permit participants to sue a mutual-fund company derivatively on behalf of the plan if the participants first prove that the trustee breached its fiduciary duties in failing to sue the mutual fund. See, e.g., Diduck v. Kaszycki & Sons Contractors, Inc., 874 F.2d 912 (2d Cir. 1989); McMahon v. McDowell, 794 F.2d 100 (3d Cir. 1986); Struble v. New Jersey Brewery Employees' Welfare Trust Fund, 732 F.2d 325 (3d Cir. 1984). The Eleventh Circuit, however, has held that participant derivative suits are impermissible under ERISA. See Moore v. American Federation of Television and Radio Artists, 216 F.3d 1236 (11th Cir. 2000). In addition, if there is a breach of fiduciary duty, an individual participant could make a claim for relief under ERISA Section 502(a)(2) for losses to his or her individual account. LaRue v. DeWolff, Boberg & Associates, Inc., 128 S. Ct. 1020 (2008).

[~~15~~16] With respect to Section 12(a)(2) of the 1933 Act, it is possible that it could be asserted in certain circumstances that the offering of the Participation Interests could be subject to the Section 12(a)(2) remedy. The United States Supreme Court has held that, in the context of Section 12(a)(2), the word "prospectus" is a term of art referring to a document that describes a "public offering of securities by an issuer or controlling shareholder." Gustafson v. Alloyd Co., 513 U.S. 561, 584 (1995). Under this definition, it is possible that in certain circumstances the SPD for a Plan could be asserted to be a "prospectus" and the Participation Interests to have been sold in a "public offering" for purposes of Section 12(a)(2).

## II. Proposed Additional Types of Eligible Organizations

The Consortium proposes changing the Program to allow Educational and Education-Related Organizations that are not Colleges to become members of the Program. There are several reasons for this change based on the characteristics of both the employees of the organizations and of the organizations themselves.

A primary reason for the proposed change is the considerable overlap in the personnel employed by Colleges and these other organizations which leads to employees moving between Colleges and these other organizations during their careers. Also, there are similarities in the background and training of many of the employees of these organizations and the employees of Colleges. Additionally, there is often collaboration among these organizations and Colleges on a variety of projects and endeavors relating to teaching, learning, training, scholarship, research and the advancement of knowledge. All of the organizations would be tax exempt under Section 501(c)(3) or another section of the Code, as are the Colleges.[~~16~~17]

The Educational and Education-Related Organizations share essential characteristics with Colleges. Specifically, all of the organizations conduct substantial, on-going education-related activities (or provide substantial support for such activities). Some of the organizations are directly involved in teaching students at the elementary and secondary levels or for specialized training in medicine. Some of the organizations extensively collaborate with Colleges in the advancement of knowledge in significant ways. Also, some of the organizations provide critical support for Colleges and for Educational and Education-Related Organizations.

The proposed Educational and Education-Related Organizations fall into the following six categories.

1. *Elementary and secondary schools that offer education at the pre-college level.*

The first category is elementary and secondary schools ("Schools"). These organizations offer education at a pre-college level. Schools are equally committed to teaching and learning as are Colleges, and employ the same types of professional and other staff as do Colleges.

2. *Teaching hospitals and medical research organizations committed to supporting medical schools in the advanced training of doctors, nurses, and allied health professionals.*

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[~~16~~17] Some educational and education-related organizations that are exempt under Section 501(c)(3) of the Code may receive support from public sources and maintain their exemption under that section of the Code

The second category is teaching hospitals and medical research organizations. The organizations in this category consist of organizations that are the primary teaching hospitals for a medical or nursing school, independent teaching hospitals, research centers affiliated with medical schools, independent medical research institutions, and similar organizations. If these organizations are part of a College, the organizations would currently be eligible to participate in the Program through the College's eligibility.

There would be objective requirements for medical research organizations and teaching hospitals to participate in the Program. To qualify as a medical research organization eligible under the Program, the organization must meet the requirements of Section 170(b)(1)(A)(iii) of the Code.[~~17~~18] Under those requirements, the organization must be directly engaged in the continuous active conduct of medical research in conjunction with a hospital.

To be eligible to participate, a teaching hospital would need to be accredited by a recognized accreditation organization, such as the Council of Teaching Hospitals. Therefore, tax-exempt hospitals not engaged significantly in medical teaching, training, and research would not be included in this category.

3. *Libraries and museums.*

The third category is a limited group of libraries and museums. The covered libraries and museums are important cultural repositories committed to research and the providing of resource materials (including specimen collections of human, cultural, and natural artifacts, living and preserved), in support of the arts, humanities, social sciences, and natural sciences.

There is frequent hiring of professionals between these organizations and Colleges or Schools and frequent sharing of resources in support of education and research. To ensure that the libraries and museums offered membership in the Consortium are performing functions consistent with the Consortium's purpose, the library or museum would have to expend at least $1,000,000 annually for education, training or research-related activities and for resource materials for those engaged in education, training and research.

4. *Research and research support organizations committed to the advancement of knowledge in the arts, humanities, social sciences, natural sciences, learned professions, technology disciplines or the field of teaching.*

The fourth category is a limited group of research and research support organizations that are tax exempt under Section 501(c)(3) of the Code. The organizations which

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[~~17~~18] Treasury Regulation Section 1.170A-9(d)(2) (as amended September 8, 2008).

would be eligible would be those engaged in original research in the arts, humanities, social sciences, natural sciences, learned professions, technology disciplines, or the field of teaching.

The covered organizations typically focus on a particular academic area, such as oceanography, economic development, genetics and behavior, social analysis, or the advancement of teaching and learning. The research staffs of these organizations include many individuals who spend portions of their careers at Colleges or Schools and who collaborate regularly with scholars and teachers on research projects. The staffs of Colleges and Schools are frequently appointed to positions at these organizations and then return to a College or School. Many of these organizations are affiliated with one or more Colleges or Schools on an on-going basis to collaborate on research and related activities. To qualify, an organization would have to expend at least $1,000,000 annually for research, research training, and research support activities.

As organizations that are tax exempt under Section 501(c)(3) of the Code, all of these research and research support organizations would be subject to significant restrictions on political activities and lobbying. These restrictions are consistent with the Consortium's intent to limit this category to organizations that are substantially involved in research and research support.

Consistent with the requirements for tax exemption under Section 501(c)(3) of the Code, the eligible organizations could perform nonpartisan analysis, study, or research and make the results of that research available to the public.[1819] However, an organization does not qualify under Section 501(c)(3) of the Code if it participates or intervenes in any political campaign on behalf of or in opposition to any candidate for public office.[1920] An organization also does not qualify if a substantial part of its activities is attempting to influence legislation by propaganda or otherwise.[2021] In addition, an organization does not qualify if its main or primary objectives may be attained only by legislation or a defeat of proposed legislation and it advocates for the attainment of that main or primary objective.[2122] These limitations on intervening in political campaigns, attempting to influence legislation, and lobbying apply to all organizations that are tax exempt under Section 501(c)(3) of the Code. Certain eligible public charities may make an election under Section 501(h) of the Code to expend a

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[1819] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iv).

[1920] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iii).

[2021] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(ii).

[2122] Treasury Regulation Section 1.501(c)(3)-1(c)(3)(iv).

permissible amount on lobbying.[~~22~~23] Under Section 501(h) of the Code, electing organizations that exceed the Section 501(h) expenditure limits are subject to excise taxes under Section 4911 of the Code and possible loss of their tax exemption.[~~23~~24]

*5. Certain educational associations.*

The fifth category is associations whose members are Colleges and Schools, or associations of research or academic professionals who are predominantly employed by Colleges and Schools. These associations have a close affinity with Colleges, Schools, or other educational institutions. This category would cover only the employees of these associations. The associations would be required to be tax exempt under Section 501(c)(3) of the Code.

This category includes educational associations whose institutional members are Colleges or Schools themselves. For example, an association's members might be educational institutions that have affiliations by geography (a region of the country), or by type of institution (college or secondary). These associations serve the needs of these institutions that are the Program's primary membership classification.

This category also includes educational associations whose members are predominantly employees of Colleges or Schools. For example, an association's members might be employees who perform a particular function at a school (such as information technology or legal/risk analysis) or those who work in a particular academic area (such as foreign languages or library science). It is common for the employees of these associations to be primarily composed of individuals who would have worked for an institution eligible for the Program, such as a College or School.

*6. Charitable foundations whose mission of philanthropic support substantially embraces organizations in tax-exempt educational, research, and cultural fields.*

The sixth category is private foundations a principal part of whose philanthropic mission is directed towards financial support of organizations that are eligible for Program

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[~~22~~23] Section 501(h)(3) of the Code. The limit is based on the organization's expenditures for an exempt purpose, not including fundraising activities, as follows: 20% of the first $500,000, 15% of the next $500,000, 10% of the next $500,000, and 5% of any exempt purpose expenditures over $1,500,000, with an absolute cap of $1,000,000. Section 4911(c)(2) of the Code.

[~~23~~24] Section 4911(a)(1) of the Code establishes a 25% excise tax on excess lobbying expenditures. An organization will lose its tax exemption if it normally spends more than 150% of the permissible amounts. Section 501(h)(1), Section 501(h)(2)(B) and (D) of the Code.

membership.[~~24~~25] The staff of these foundations frequently includes many individuals who have or will spend portions of their careers in academia. These foundations are tax exempt under Section 501(c)(3) of the Code.

As a prerequisite to participate in the Program, a foundation would have to expend at least $1,000,000 annually providing financial support for the educational, research, and training missions of educational institutions, research and research support organizations, libraries and museums, teaching hospitals and medical research organizations, or educational associations that are eligible for membership in the Program.

Discussion

Prior to the proposed expansion of the Program described herein, the Staff indicated that it would not recommend enforcement action if Participation Interests under the Program were offered and sold without regard to the registration provisions of the 1933 Act or the Exchange Act or if the Employee Contribution VEBAs under the Program were not registered under Section 7 of the 1940 Act. *Emeriti Consortium for Retirement Health Solutions (April 7, 2005)* and *Emeriti Consortium for Retirement Health Solutions, June 16, 2008*. The following reasons support the continuation of this no-action relief if the Program is expanded as described in this letter.

Following expansion of the Program, any Plans adopted by Educational and Education-Related Organizations would continue to be employee welfare benefit plans. The Staff has previously taken the position that participation interests in some employee welfare benefit or similar plans do not create a security that needs to be registered.[~~25~~26] The Staff has also issued several letters with respect to registration of welfare benefit plans (and plan participation interests) funded by VEBAs.[~~26~~27] Where relief comparable to the

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[~~24~~25] This category would apply to charitable foundations beyond the two foundations designated in our previous no-action letter requests which, pursuant to those requests, may already participate in the Program.

[~~25~~26] See Commission Release 33-6281 at n.1 (Jan. 15, 1981) ("As used in this release, the term 'employee benefit plan' means a pension, profit sharing, bonus, thrift, savings or similar plan. Thus, it generally would include plans described in Section 3(2) of [ERISA]. The term does not include welfare and similar plans such as those described in Section 3(1) of ERISA, which do not involve any expectation of financial return on the part of participating employees.").

[~~26~~27] Rapid American Corp. (Dec. 1, 1971) (defined benefit-type insured program for long term disability benefits); Carling Brewing Co., Inc. (July 12, 1974) (defined benefit-type program for long term disability and death benefits); Total Health Care Services Corp. (Oct. 7, 1976) (defined benefit program for life, sick, accident, and similar benefits); Great Northern Administrators, Inc. (Mar. 31, 1978) (defined benefit program for life, sick, accident, and similar benefits); Del E. Webb Corp. (Apr. 21, 1978) (apparently defined benefit program); Bank of Hawaii (June 22, 1981) (defined benefit life-insurance program); UMP, Unlimited and Union Member Action Trust (Apr. 26, 1976) (strike benefits plus the ability relief requested herein was granted, these letters did not involve defined contribution-type plans.

The Plans are different from most welfare benefit plans and the arrangements discussed in these no action letters. These differences are primarily a result of the defined contribution nature of the Plans and the self-directed investment of contributions in registered mutual funds.

However, each of these characteristics which might differentiate the Plans from most other welfare benefit plans would continue to be identical to a characteristic commonly found in Code Section 403(b) plans. Accordingly, we are of the opinion that the Employee-Contribution VEBAs and Participation Interests, including those that would be issued by Educational and Education-Related Organizations included in the expansion of the Program, are sufficiently like Code Section 403(b) plans and participation interests in 403(b) plans that the Staff's prior position about 403(b) plans should continue to apply to the Employee-Contribution VEBAs and the Participation Interests. Our opinion is based on the following analysis.

1. The Participation Interests and the Employee-Contribution VEBAs are like 403(b) plans.

The Staff has indicated that it would not recommend any action to the Commission if 403(b) plans funded by specific mutual fund shares are offered and sold without registration under the Securities Act.[~~27~~28] The following essential features of a Plan are and, following expansion of the Program, would continue to be identical to or substantially similar to a typical 403(b) plan:

- 403(b) plans are defined contribution (rather than defined benefit) plans as are the Plans. In a defined contribution plan, a separate account is established for each participant and the account balance determines the extent of his or her benefits. By contrast, a defined benefit plan provides a set amount of benefits and no individual accounts are maintained. The Plans have a VEBA for employer contributions and a separate Employee-Contribution VEBA to hold employee contributions if the Plan sponsor

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in certain circumstances to recoup contributions plus or minus the ratable share of investment gains or losses plus expenses—relief denied); Consolidated Edison Employees Mutual Aid Society (Feb. 12, 1973) (deferred compensation paid in annual installments adjusted as if the deferred amounts had been invested in mutual funds as variable annuities contracts—relief denied). Cf. National Business Services, Inc. (Feb. 18, 1975); Centerre Trust Co. (Nov. 12, 1984) (use of common trust fund for collective investment of VEBA assets).

[~~27~~28] Investment Company Institute (Oct. 21, 1974).

chooses to permit them. Both employer and employee contributions are held in individual accounts for each participant.

- 403(b) plans usually have self-directed investments like the Plans. Participants are able to direct the investment of amounts in the participant's account in both the Employer-Contribution VEBA and the Employee-Contribution VEBA.

- In most circumstances, employer and employee funds are contributed to 403(b) plans over a period of years during an employee's earning years. Similarly, employer and employee contributions are made to the Plans over the employee's service with a College.

- A 403(b) plan is an employer-sponsored plan primarily intended to provide benefits to retirees. Funds accumulated under the Employee-Contribution VEBA and Employer-Contribution VEBA are intended to be used for healthcare costs in retirement and accordingly can be used only after retirement~~, except for medical emergencies~~.[~~28~~29]

- 403(b) plans provide funds for general use during retirement and the Employee-Contribution VEBA and Employer-Contribution VEBA are intended to provide funds that can be used primarily for qualified medical expenses during retirement.

The Employee-Contribution VEBAs and the Participation Interests share a number of other common features with 403(b) plans. These commonalities provide support for parallel treatment of the Participant Interests and Employee-Contribution VEBAs with 403(b) plans. The common features include the following:

- Both the Plans and 403(b) plans are primarily available to colleges, universities, and other tax-exempt organizations under Section 501(c)(3) of the Code.

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[~~28~~29] Reimbursement of medical expenses (but not access to the Insurer's coverage) is available before retirement only in the case of a terminal illness of a participant or eligible beneficiary or if the participant or eligible beneficiary incurs catastrophic uninsured medical expenses in excess of $15,000 in a year. For this purpose, expenses are incurred in respect to a "terminal illness" if they are incurred (A) within one year prior to the date of the individual's death; or (B) within one year prior to, or at any time following, the date of certification by the individual's physician that the individual has suffered an illness or injury expected to result in such individual's death within five (5) years of the date of certification. For administrative convenience, participants who terminate employment before age 55 with a small aggregate balance in their accounts ($5,000 or less) are also eligible for immediate reimbursement of medical expenses. Adjustments in these dollar amounts and age limits may be made from time to time.

- Both are subject to ERISA essentially to the same extent. The DOL has regulatory authority over them; and employers, as plan sponsors and fiduciaries, have oversight responsibilities.[2930]

- Both are governed by a plan document that defines who can participate, what the available investment alternatives chosen by the employer are, and how much can be contributed (the plan documents used in the Plan are based upon a common set of form documents and therefore are more uniform or "standardized" than 403(b) plans generally).

- Both are internally operated through individual participant accounts, whether a trust is used (for the Plan and for some 403(b) plans) or a custodial account is used (for some 403(b) plans).

- In both, the trust or custodial accounts are tax-exempt vehicles.

- Trustees and custodians for both are typically banks or other financial institutions.

- The trustee of a Plan who is directed by participating employees with respect to those employees' investment decisions has similar duties and obligations towards a Plan and its participants as a trustee or custodian has toward a 403(b) plan and its participants. In both cases, the trustees or custodians are responsible for safeguarding plan assets, are empowered to accept contributions and pay distributions and accept participant investment direction, and invest in accordance with those directions.

- Trustees and custodians act at the direction of the employer (in the event of plan level matters such as changes to the available investment alternatives chosen by the employer) or the participant with respect to the participant's investment decisions.

- Available investments are limited to registered mutual funds and fixed annuities by design for the Plan and are the same for 403(b) plans by statute.[3031]

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[2930] However, Plans and 403(b) plans sponsored by certain Colleges that are established or maintained by religious organizations may be exempt from ERISA and some provisions of the Code. See ERISA Requirements, supra p. 6.

[3031] 403(b) plans can also offer investments in variable annuities which are not available under the Plan.

Therefore, the Participation Interests and Employee-Contribution VEBAs would continue to involve the same essential characteristic that led to the Staff's position on 403(b) plans: underlying investment alternatives in the Employee-Contribution VEBAs are registered mutual funds.[~~31~~32] In addition, the criteria which were noted by the Staff as important to its position on 403(b) plans would continue to be satisfied here: the VEBAs exist to satisfy tax requirements, the accounts provide only custodial service, participants are not granted access to investments to which they would not otherwise have access, and the Record Keeper does not exercise investment discretion on behalf of participants.

2. Public policy interests would not be served by requiring registration of the Participation Interests or the Employee-Contribution VEBAs.

The investment alternatives under the Program would continue to be mutual funds registered under the 1933 Act and the 1940 Act. In addition, the protections of ERISA would continue to apply to the Plans as described above.

In our opinion~~, the inclusion of Educational and Education-Related Organizations~~ does not change this analysis for the following reasons.

First, all Educational and Education-Related Organizations are substantially related to the original purpose of the Consortium. The additional organizations are educational and education-related organizations. The public policy interests that supported allowing the Program for Colleges should also apply to the additional organizations.

Second, adoption of Plans under the Program by Educational and Education-Related Organizations would not change the operation of the Program in any respect.[~~32~~33] Employee contributions to the Employee-Contribution VEBA of each adopting organization would be made at the same times and under the same conditions for these additional organizations as for Colleges. The investment options in the Employee-Contribution VEBA would not change. The participants would continue to receive the same disclosure documents. Also, the handling of investments in the Employee-Contribution VEBA would not be affected by the additional types of organizations.

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[~~31~~32] After retirement, a participant will also have the choice of purchasing one or more fixed annuity contracts to be held in the participant's accounts in the VEBA.

[~~32~~33] In addition to not changing the operation of the Program, the additional types of eligible organizations would not change the effect of a termination of the Consortium. Upon termination of the Consortium, any remaining assets of the Consortium are required to be distributed to one or more charitable organizations which are not participants in the Program. The expansion of types of organizations eligible for the Program would not preclude a termination distribution to a charitable organization that is not a participant in the Program.

Request

We hereby respectfully request that the Staff confirm that it will not recommend enforcement action under Section 5 of the 1933 Act, Section 12(g) of the Exchange Act, and Section 7 of the 1940 Act in respect to the nonregistration of the Participation Interests and the nonregistration as an investment company of the Employee-Contribution VEBA if the Program is revised to be offered to Educational and Education-Related Organizations as described above.

We appreciate the Staff's consideration in these matters. Please do not hesitate to contact Steven D. Kittrell at 202-857-1700 if you have any questions or comments concerning this matter. We request a conference with the Staff to discuss this request if the Staff does not agree with the analysis contained in this request letter and in advance of any adverse determination.

Sincerely yours,

~~/s/~~

Steven D. Kittrell
McGuireWoods LLP
1050 Connecticut Ave, NW #1200
Washington, DC 20036
Counsel for Emeriti Consortium for
Retirement Health Solutions

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